Exhibit 99.3

CNH Industrial N.V.
Sede principale: Cranes Farm Road, Basildon, Essex SS14 3AD (Regno Unito)

DIVIDEND PAYMENT

At the CNH Industrial N.V. Annual General Meeting held on April 15, 2015, shareholders approved payment of a dividend for 2014 of €0.20 per common share. Payment will be on April 29, 2015 (ex-dividend date: April 20, record date: April 21).

The dividend is subject to UK tax law and, accordingly, no withholding tax will be deducted at source in the UK. Shareholders will be subject to the tax laws applicable in the country where they are tax resident.

Shareholders holding, at the record date, common shares that are traded on the New York Stock Exchange will receive the dividend in U.S. dollars (USD) in the amount of USD 0.2142 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 16, 2015.

E-mail: cnhi@computershare.it